EXHIBIT 99.14
                                                                   -------------



                             UNDERWRITING AGREEMENT



November 19, 2003



Vermilion Energy Trust
Vermilion Resources Ltd.
2800, 400 - 4th Avenue SW
Calgary, AB   T2P 0J4

ATTENTION:    MR. LORENZO DONADEO, PRESIDENT AND CHIEF EXECUTIVE OFFICER


Dear Sirs:

RE:      OFFERING OF UNITS OF VERMILION ENERGY TRUST
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CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc.,
TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Scotia Capital Inc. and FirstEnergy Capital Corp. (the "UNDERWRITERS") understand that Vermilion Energy Trust (the "TRUST") proposes to issue and sell 5,500,000 Units (as herein defined) (the "FIRM UNITS").

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Units at the Closing Time (as herein defined) in the respective percentages set forth in section 18, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Units at the purchase price of $14.10 per Unit.

The Trust hereby grants to the Underwriters an option (the "UNDERWRITERS' OPTION") to purchase from the Trust, at the Underwriters' election, up to 550,000 additional Units (the "UNDERWRITERS' OPTION UNITS") exercisable at any time, in whole or in part, until 48 hours prior to the Closing Time. In the event and to the extent that the Underwriters exercise the Underwriters' Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the number of Underwriters' Option Units as to which the Underwriters' Option shall have been exercised in the respective percentages set forth in section 18, and the Trust hereby agrees to issue and sell such number of Underwriters' Option Units to the Underwriters at the purchase price of $14.10 per Unit.

1.       DEFINITIONS

In this agreement:

(a) "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B 9, as amended, including the regulations promulgated thereunder;

(b) "AIF" means the initial annual information form of the Trust dated April 11, 2003;

(c) "APPLICABLE SECURITIES LAWS" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

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(d)      "ARRANGEMENT" means the plan of arrangement under the ABCA completed on
         January 22, 2003 pursuant to which, among other things, former holders of common shares of Vermilion received Units or Exchangeable Shares, or a combination thereof, and Vermilion became a wholly-owned subsidiary of the Trust;

(e)      "ASC" means the Alberta Securities Commission;

(f) "ASSETS" means the interests in oil and natural gas reserves and associated facilities of Vermilion and its subsidiaries as described in the Prospectuses;

(g) "AVENTURA" means Aventura Energy Inc., a corporation incorporated pursuant to the ABCA;

(h)      "AVENTURA SHARES" means the common shares of Aventura;

(i) "BUSINESS DAY" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(j) "CLOSING DATE" means December 10, 2003 or such other date as may be agreed to by the Underwriters and the Trust, but in any event, not later than December 31, 2003;

(k) "CLOSING TIME" means 6:15 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(l) "DOCUMENTS" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

         (i)      the AIF;

         (ii) the audited consolidated financial statements of Vermilion as at and for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon included as Schedule A to the AIF;

         (iii) "Management's Discussion and Analysis" of financial results and financial condition of Vermilion for the year ended December 31, 2002 included on pages 48 to 58 of the AIF;

         (iv) the comparative unaudited consolidated financial statements of the Trust as at and for the nine month period ended September 30, 2003; and

         (v) "Management's Discussion and Analysis" of financial results and financial condition of the Trust for the nine month period ended September 30, 2003;

(m)      "EXCHANGE" means the Toronto Stock Exchange;

(n) "EXCHANGEABLE SHARES" means the Series A exchangeable shares in the capital of Vermilion;

(o) "GLJ" means Gilbert Laustsen Jung Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

(p) "GLJ REPORT" means the report prepared by GLJ dated March 20, 2003 evaluating, effective January 1, 2003, certain crude oil, natural gas liquids and natural gas reserves attributable to Vermilion's properties;

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(q)      "MATERIAL AGREEMENTS" means, collectively, the Trust Indenture, the
         Voting and Exchange Trust Agreement, the Support Agreement, the Vermilion Notes and the Royalty Agreement;

(r) "MRRS PROCEDURES" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(s) "NI 44-101" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(t) "OFFERED UNITS" means, collectively, the Firm Units and the Underwriters' Option Units;

(u) "PARTNERSHIP" means Vermilion Resources, the partners of which are Vermilion and its wholly-owned subsidiary, 764031 Alberta Ltd.;

(v) "PRELIMINARY PROSPECTUS" means the preliminary short form prospectus of the Trust to be dated November 21, 2003 and any amendments thereto, in respect of the distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference therein;

(w) "PROSPECTUS" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference therein;

(x) "PROSPECTUSES" means, collectively, the Preliminary Prospectus and the Prospectus;

(y) "PUBLIC RECORD" means all information filed after December 31, 2001 by or on behalf of the Trust and its predecessor entities including, without limitation, Vermilion, with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Vermilion Financial Statements, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(z) "QUALIFYING PROVINCES" means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Newfoundland and Labrador and Prince Edward Island;

(aa) "ROYALTY" means the royalty granted under the Royalty Agreement entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and natural gas interests, rights and related tangibles of the Partnership after certain costs, expenditures and deductions;

(bb) "ROYALTY AGREEMENT" means the royalty agreement among Vermilion, 764031 Alberta Ltd., the Partnership and the Trust dated January 22, 2003 providing for the creation of the Royalty;

(cc) "SECURITIES COMMISSIONS" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(dd) "SELLING DEALER GROUP" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to this agreement;

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(ee)     "SPECIAL VOTING RIGHT" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

(ff) "SUBSIDIARY" has the meaning assigned thereto in the ABCA and, in respect of the Trust or Vermilion includes Aventura, 764031 Alberta Ltd., Vermilion REP S.A., Vermilion (Barbados) (2003) Limited, Slimm Investment BV, Vermilion Ontario Finance Ltd. and the Partnership;

(gg) "SUPPLEMENTARY MATERIAL" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

(hh) "SUPPORT AGREEMENT" means the support agreement entered into between the Trust and Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) on January 16, 2003;

(ii) "TAX ACT" means the INCOME TAX ACT (Canada) and the regulations thereunder;

(jj) "TRUSTEE" means Computershare Trust Company of Canada, as trustee of the Trust;

(kk) "TRUST ASSETS" means, collectively, the Royalty, the Vermilion Notes, common shares of Vermilion and cash;

(ll) "TRUST INDENTURE" means the amended and restated trust indenture dated January 15, 2003 between the Trustee and Vermilion, pursuant to which the Trust is governed;

(mm) "TRUST'S AUDITORS" means Deloitte & Touche LLP, chartered accountants, Calgary, Alberta;

(nn) "TRUST'S COUNSEL" means Macleod Dixon LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(oo) "TRUST FINANCIAL STATEMENTS" means the unaudited comparative consolidated financial statements of the Trust as at and for the nine months ended September 30, 2003, together with the notes thereto;

(pp) "UNDERWRITERS' COUNSEL" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint;

(qq) "UNITED STATES" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(rr)     "UNITHOLDERS" means the holders from time to time of Units;

(ss) "UNITS" means trust units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(tt) "VERMILION" means Vermilion Resources Ltd., a corporation amalgamated under the ABCA;

(uu) "VERMILION FINANCIAL STATEMENTS" means the audited consolidated financial statements of Vermilion as at and for the year ended December 31, 2002 together with the notes thereto and the auditors' report;

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                                       5


(vv) "VERMILION NOTES" means the unsecured, subordinated notes issued by Vermilion under the Arrangement;

(ww) "VOTING AND EXCHANGE AGREEMENT TRUSTEE" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement; and

(xx) "VOTING AND EXCHANGE TRUST AGREEMENT" means the voting and exchange trust agreement entered into on January 16, 2003 between the Trust, Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) and the Voting and Exchange Agreement Trustee;

and "MISREPRESENTATION", "MATERIAL CHANGE" and "MATERIAL FACT" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, "DISTRIBUTION" means "DISTRIBUTION" or "DISTRIBUTION TO THE PUBLIC", as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and "distribute" has a corresponding meaning.

2.       UNDERWRITING FEE

In consideration for their services in underwriting the distribution of and purchasing the Offered Units, the Trust agrees to pay the Underwriters at the Closing Time a fee of $0.705 per Offered Unit for each Offered Unit purchased (being an aggregate amount of $3,877,500 in respect of the Firm Units and an aggregate amount of $387,750 in respect of the Underwriters' Option Units, if the Underwriters' Option is exercised in full).

The foregoing fees (the "UNDERWRITING FEE") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Units and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the EXCISE TAX ACT (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Customs and Revenue Agency determines that Goods and Services Tax provided for in the EXCISE TAX ACT (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in section 10.

3.       QUALIFICATION FOR SALE

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the Securities Act (Quebec) for the distribution of the Offered Units.

(b)      The Trust shall:

         (i) not later than November 21, 2003, have prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

         (ii) have obtained not later than November 24, 2003 a preliminary MRRS decision document from the ASC dated not later than November 21, 2003, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

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         (iii)    forthwith after any comments with respect to the Preliminary
                  Prospectus have been received from the Securities Commissions, but not later than December 3, 2003 (or such later date as may be agreed to in writing by the Trust, Vermilion and the Underwriters), have:

                  (A) prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

                  (B) obtained a final MRRS decision document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

                           and otherwise fulfilled all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

         (iv) until the completion of the distribution of the Offered Units, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Units for distribution or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Units, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Units, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Units for distribution to the public in the Qualifying Provinces.

4.       DELIVERY OF PROSPECTUS AND RELATED DOCUMENTS

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

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                                       7


         (i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

         (ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's and Vermilion's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of each of the Trust and Vermilion and have found such information and percentages to be in agreement, which comfort letter shall be based on each of the Trust's and Vermilion's auditors review having a cut off date of not more than two Business Days prior to the date of the Prospectus;

(d) at the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

         (i) an opinion of local counsel in Quebec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by each of the Trust's and Vermilion's auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

         (ii) an opinion from each of the Trust's and Vermilion's auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subsection 4(d)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is

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                                       8


filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in subsections 4(a) and (b) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Units.

5.       COMMERCIAL COPIES

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

6.       MATERIAL CHANGE

(a) During the period of distribution of the Offered Units, the Trust and Vermilion will promptly inform the Underwriters of the full particulars of:

         (i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Vermilion, or their respective subsidiaries (taken as a whole);

         (ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

         (iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

                  (A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

                  (B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

                  (C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

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                                       9


         provided that if the Trust or Vermilion are uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and Vermilion shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Units, the Trust and Vermilion shall promptly inform the Underwriters of the full particulars of:

         (i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

         (ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or Vermilion or of the institution or threat of institution of any proceedings for that purpose; and

         (iii) the receipt by the Trust or Vermilion of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Units.

(c) The Trust and Vermilion will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsections 6(a) or
         (b) above and the Trust and Vermilion will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and Vermilion shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d) During the period of distribution of the Offered Units, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

         (i)      any financial statement of the Trust or Vermilion;

         (ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

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                                       10


         (iii)    any press release of the Trust,

         and provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel any draft or final report with respect to the crude oil, natural gas liquids and natural gas reserves, or value, attributable to the Assets prepared by GLJ or any other independent engineer as soon as practicable following receipt thereof by the Trust or Vermilion.

7.       REPRESENTATIONS AND WARRANTIES OF THE TRUST AND VERMILION

(a) Each delivery of the Prospectus pursuant to section 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Vermilion (and each of the Trust and Vermilion hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

         (i) all of the information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus or any Supplementary Material) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

                  (A) are at the respective dates of such documents, true and correct in all material respects;

                  (B)      contain no misrepresentation; and

                  (C) constitute full, true and plain disclosure of all material facts relating to the Trust, Vermilion and the Offered Units;

         (ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101 and the simplified prospectus rules of the SECURITIES ACT (Quebec); and

         (iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, Vermilion or their subsidiaries (taken as a whole).

(b) In addition to the representations and warranties contained in subsection (a) hereof, each of the Trust and Vermilion jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

         (i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its activities as described in the Prospectuses including, without limitation, to

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                                       11


                  perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

         (ii) each of Vermilion and its subsidiaries has been duly incorporated, or in the case of the non-corporate subsidiaries formed, and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation or formation, as the case may be, and has all requisite authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

         (iii) each of Vermilion and its subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

         (iv) with the exception of Aventura, 764031 Alberta Ltd., Vermilion REP S.A., Vermilion (Barbados) (2003) Limited, Slimm Investment BV, Vermilion Ontario Finance Ltd. and the Partnership, neither the Trust nor Vermilion has any subsidiaries (as defined in the ABCA), and neither the Trust nor Vermilion is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

         (v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

         (vi) all of the issued and outstanding securities of Vermilion, 764031 Alberta Ltd., Vermilion (Barbados) (2003) Limited, Slimm Investment BV, Vermilion Ontario Finance Ltd., and Vermilion REP S.A., and all of the equity and voting interests of the Partnership are fully paid and non-assessable and (other than 5,269,266 Exchangeable Shares of Vermilion) legally and beneficially owned by the Trust in the case of Vermilion, by Vermilion in the case of 764031 Alberta Ltd., Vermilion (Barbados) (2003) Limited, Slimm Investment BV, Vermilion Ontario Finance Ltd. and Vermilion REP S.A., and by Vermilion and 764031 Alberta Ltd. in the case of the Partnership, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and (other than the holders of the 5,269,266 Exchangeable Shares who are entitled to receive Units on exchange or retraction thereof) no person holds any securities convertible into or exchangeable for issued or unissued shares of Vermilion, 764031 Alberta Ltd., Vermilion REP S.A., Vermilion (Barbados) (2003) Limited, Slimm Investment BV, Vermilion Ontario Finance Ltd. or the Partnership or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of Vermilion, 764031 Alberta Ltd., Vermilion REP S.A., Vermilion (Barbados) (2003) Limited, Slimm Investment BV, Vermilion Ontario Finance Ltd. or the Partnership;

         (vii) the Trust has full power and authority to issue the Firm Units and the Underwriters' Option Units and to grant the Underwriters' Option and, at the Closing Date, the Firm Units and the Underwriters' Option Units will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable;

         (viii) neither the Trust nor Vermilion is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the Trust and Vermilion and the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles or by-laws of Vermilion or resolutions of the Trust or Vermilion, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust or Vermilion is a party or by which any of the Trust or Vermilion is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Trust or Vermilion, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Vermilion and their subsidiaries (taken as a whole);

         (ix) each of the Trust and Vermilion has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Trust and Vermilion and this agreement is a legal, valid and binding obligation of the Trust and Vermilion enforceable against the Trust and Vermilion in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel in section 12(a)(viii);

         (x) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or Vermilion from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Vermilion and their subsidiaries (taken as a whole) since December 31, 2002 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Vermilion and their subsidiaries (taken as a whole) which have not been disclosed in the Prospectuses;

         (xi) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Vermilion as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Vermilion as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

         (xii) the Vermilion Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Vermilion as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Vermilion as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

         (xiii) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses and incorporated by reference therein have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust and Vermilion, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements, accurately reflect such assumptions;

         (xiv) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust or Vermilion in connection with the sale and delivery of the Offered Units hereunder, except such as may be required under the Applicable Securities Laws;

         (xv) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Vermilion are aware) threatened against or affecting the Trust, Vermilion or their subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Vermilion (taken as a whole) or which affects or may affect the distribution of the Offered Units;

         (xvi) each of the Trust, Vermilion and their subsidiaries has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements, if any, to which it is a party except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust or Vermilion (taken as a whole);

         (xvii) each of the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of counsel in section 12(a)(viii) and each of the Trust and Vermilion, as applicable, are in compliance with the terms of such Material Agreements except where such non-compliance, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust or Vermilion (taken as a whole) and neither the Trust nor Vermilion is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

         (xviii) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

         (xix) the authorized capital of the Trust consists of an unlimited number of Units and an unlimited number of Special Voting Rights of which 52,544,594 Units and one Special Voting Right (5,269,266 votes) are issued and outstanding;

         (xx) no person holds any securities convertible into or exchangeable for Units or Special Voting Rights or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Units or Special Voting Rights or other securities of the Trust except for: up to 4,477,600 Units issuable pursuant to the Trust's trust unit rights incentive plan; 5,892,831 Units (including adjustments for distributions) issuable on the exchange of 5,269,266 outstanding Exchangeable Shares; Units issuable pursuant to the Trust's distribution reinvestment and optional trust unit purchase plan; and up to 2,000,000 Units issuable pursuant to the Trust's employee bonus plan;

         (xxi) no Securities Commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Vermilion are aware) threatened;

         (xxii) Computershare Trust Company of Canada at its principal office in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Trust with respect to its Units;

         (xxiii) the minute books of the Trust, Vermilion and their subsidiaries are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the trustee and of the directors, shareholders and Unitholders of the Trust, Vermilion and their subsidiaries;

         (xxiv) other than as provided for in this agreement, neither the Trust, Vermilion nor any of their subsidiaries has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

         (xxv) the issued and outstanding Units are listed and posted for trading on the Exchange;

         (xxvi) the Trust is a "reporting issuer" in the provinces of Alberta, British Columbia, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, Quebec and Saskatchewan within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the provinces of Manitoba and New Brunswick and is not in default of any requirement of the Applicable Securities Laws in any material respect;

         (xxvii) the definitive form of certificates for the Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

         (xxviii) the Trust and Vermilion have made available to GLJ, prior to the issuance of the GLJ Report, for the purpose of preparing the GLJ Report, all information requested by GLJ, which information does not contain any material misrepresentation. Neither the Trust nor Vermilion has any knowledge of a material adverse change in any production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to GLJ since the date that such information was so provided. Each of the Trust and Vermilion believes that the GLJ Report reasonably presents the quantity and pre tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such reports as at January 1, 2003 based upon information available at the time such reserves information was prepared, and the Trust and Vermilion believe that at the date of such report, such report did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report, does not) overstate the aggregate quantity or pre tax present worth values of such reserves or the estimated monthly production volumes therefrom;

         (xxix) neither the Trust nor Vermilion is aware of any defects, failures or impairments in the title of Vermilion or any of its subsidiaries to the Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre tax present worth values of the Assets; (B) the current production volumes of Vermilion on a consolidated basis; or (C) the current cash flow of Vermilion;

         (xxx) to the knowledge of the Trust and Vermilion, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, all as described in the Prospectuses;

         (xxxi) Vermilion has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Vermilion to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

         (xxxii) the attributes and characteristics of the Offered Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

         (xxxiii) with such exceptions as are not material to the Trust and Vermilion (taken as a whole), each of the Trust and Vermilion has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Vermilion and to the best of the knowledge, information and belief of the Trust and Vermilion there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Vermilion in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

         (xxxiv) Vermilion is the beneficial owner of 32,271,590 Aventura Shares, which represent, to the best of its knowledge, information and belief, 72.2% of the outstanding Aventura Shares, and to the best of its knowledge, information and belief, all of such shares have been duly and validly issued and are fully paid and non-assessable and all such shares are held by Vermilion free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any of such Aventura Shares;

         and each of the Trust and Vermilion covenants and agrees that:

         (xxxv) provided the Closing Time occurs on or before December 31, 2003, the Trust shall pay on the Firm Units, and, if issued, on the Underwriters' Option Units, and the holders thereof will be entitled to receive on or about January 15, 2004 the distribution payable to Unitholders of record on December 31, 2003.

8.       INDEMNITY

(a) Each of the Trust and Vermilion, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

         (i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus or any Supplementary Material) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

         (ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus or any Supplementary Material) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

         (iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Units imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 8(a)(ii);

         (iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Units; or

         (v) any breach of, default under or non-compliance by the Trust or Vermilion with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust or Vermilion hereunder or pursuant hereto;

         provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by subsection 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "INDEMNIFIED PERSON") shall notify the Trust and Vermilion (collectively the "INDEMNIFYING PARTIES") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by subsection 8(a) if:

         (i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

         (ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

         (iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

         and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Units or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Units and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in sections 8 and 9 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this section 8 and under section 9 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this section 8 shall not apply if the Indemnifying Parties have complied with the provisions of sections 3, 4 and 5 and the person asserting any claim contemplated by this section 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

9.       CONTRIBUTION

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Units; or

(b) if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount actually received by the Underwriters under section 2.

10.      EXPENSES

Whether or not the transactions contemplated herein shall be completed, all of the Trust's, Vermilion's and all third party costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Units shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, the reasonable fees and disbursements of the Underwriters' counsel, the out-of-pocket expenses of the Underwriters, all stock exchange listing fees, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other third party and Trust and Vermilion costs and expenses relating to this transaction.

11.      TERMINATION

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

         (i) any order to cease or suspend trading in any securities of the Trust or Vermilion or prohibiting or restricting the distribution of any of the Offered Units, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

         (ii) there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal); or any order is issued by any governmental authority or exchange; or any law or regulation is promulgated, changed or announced; or any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof occurs or is announced or threatened; which in the opinion of the Underwriters or any one of them, acting reasonably, is expected to adversely affect the trading in or the distribution of the Offered Units or any other securities of the Trust or would be expected to have a material adverse effect on the market price or value of the Units or other securities of the Trust;

         (iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of Vermilion, or in the business, operations, capital or condition (financial or otherwise), business prospects, properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or Vermilion which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units or the investment quality or marketability of the Offered Units;

         (iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust or Vermilion (taken as a whole);

         (v) the Underwriters shall become aware of any adverse material change with respect to the Trust, Vermilion or any of their subsidiaries (taken as a whole) which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof which, in the sole opinion of the Underwriters or any one of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units or the investment quality or marketability of the Offered Units; or

         (vi) the Trust or Vermilion shall be in breach or default under or non compliance with any representation, warranty, term or condition of this agreement, in any material respect.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or section 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or section 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust or Vermilion under section 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

(d) If an Underwriter elects to terminate its obligation to purchase the Offered Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Vermilion, the liability of the Trust or Vermilion hereunder shall be limited to the indemnity referred to in section 8, the contribution rights referred to in section 9 and the payment of expenses referred to in section 10 provided, however, an Underwriter shall not be entitled to the payment of expenses referred to in section 10 if an Underwriter is in breach of or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

12.      CLOSING DOCUMENTS

The obligations of the Underwriters hereunder, as to the Offered Units to be purchased at the Closing Time shall be conditional upon all representations and warranties and other statements of the Trust and Vermilion herein being, at and as of the Closing Time, true and correct in all material respects, the Trust and Vermilion having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed, the Underwriters due diligence review not revealing any material adverse information or fact which is not currently generally known to the public which would, in the Underwriters' reasonable opinion, seriously adversely affect the value or market price of the Units or the investment quality or marketability of the Units and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the Trust and Vermilion and the transactions contemplated hereby, including, without limitation, that:

         (i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

         (ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

         (iii) each of Vermilion, 764031 Alberta Ltd., Vermilion REP S.A. and Aventura has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

         (iv) the Partnership has been duly formed and organized and is validly subsisting as a partnership under the laws of the Province of Alberta and has all requisite partnership power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

         (v) the Trust is the registered and beneficial holder of all issued and outstanding shares of Vermilion (other than 5,269,266 Exchangeable Shares of Vermilion), all of which have been duly authorized and validly issued as fully paid and non-assessable;

         (vi) Vermilion is the registered and beneficial holder of all issued and outstanding shares of 764031 Alberta Ltd., Vermilion (Barbados) (2003) Limited, Slimm Investment BV, Vermilion Ontario Finance Ltd. and Vermilion REP S.A. and is the beneficial holder of 32,271,590 Aventura Shares, all of which have been duly authorized and validly issued as fully paid and non-assessable;

         (vii) Vermilion and 764031 Alberta Ltd. are collectively the registered and beneficial holders of all issued and outstanding equity and voting interests of the Partnership, all of which have been duly authorized and validly issued as fully paid and non-assessable;

         (viii) each of the Trust and Vermilion has all necessary trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Trust and Vermilion, respectively, and constitutes a legal, valid and binding obligation of each of the Trust and Vermilion enforceable against the Trust and Vermilion in accordance with its terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by:

                  (A) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

                  (B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

                  (C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

                  (D)      the applicable laws regarding limitations of actions;

                  (E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

                  (F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

                  (G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

         (ix) the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the Trust and Vermilion, and the performance of and compliance with the terms of this agreement by the Trust and Vermilion does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles or by-laws of Vermilion or resolutions of the Unitholders or the directors or shareholders of the Trust or Vermilion, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or Vermilion is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements;

         (x) the form of the definitive certificate representing the Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

         (xi) the Offered Units have been duly and validly created, allotted and issued as fully paid and non-assessable Units of the Trust;

         (xii) the Trust and the attributes of the Offered Units conform in all material respects with the description thereof contained in the Prospectuses;

         (xiii) the Offered Units are eligible investments as set out under the heading "Eligibility for Investment" in the Prospectuses;

         (xiv) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Units for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

         (xv) the Trust is a "reporting issuer" not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

         (xvi) each of the Trust and Vermilion have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Vermilion to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

         (xvii) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Units;

         (xviii) all laws of the Province of Quebec relating to the use of the French language have been complied with in connection with the sale of the Offered Units to purchasers in the Province of Quebec;

         (xix) the Offered Units are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof, will be posted for trading on the Exchange;

         (xx)     the authorized and issued capital of the Trust;

         (xxi) Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto has been duly appointed the transfer agent and registrar for the Trust Units (including the Offered Units);

         and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Units as the Underwriters may reasonably request.

         It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Vermilion, the transfer agent and the Trust's and Vermilion's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Vermilion and the Units, including the issuance of the Offered Units;

(b) a certificate of each of the Trust and Vermilion dated the Closing Date, addressed to the Underwriters and signed on behalf of the Trust and Vermilion by the Chief Executive Officer and Chief Financial Officer of Vermilion or such other officers or directors of Vermilion satisfactory to the Underwriters, acting reasonably, certifying that:

         (i) each of the Trust and Vermilion has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time, as applicable;

         (ii) the representations and warranties of the Trust and Vermilion set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time;

         (iii) no event of a nature referred to in subsection 11(a)(i), (ii) or (iii) has occurred or to the knowledge of such officer is pending, contemplated or threatened; and

         (iv) such officer has no reason to believe that a distribution will not be declared and paid to Unitholders of record on or about December 31, 2003;

         and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of each of the Trust's and Vermilion's auditors, addressed to the Underwriters and dated the Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in subsection 4(c) up to the Closing Time, as applicable, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Offered Units have been conditionally listed on the Exchange not later than the close of business on the last Business Day preceding the Closing Date and shall be posted for trading as at the opening of business on the Closing Date; and

(e) such other certificates and documents as the Underwriters may request, acting reasonably.

13.      DELIVERIES

The sale of the Firm Units and, if applicable, the Underwriters' Option Units, shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in section 12, the Underwriters, on the Closing Date, shall deliver to the Trust by wire or inter-bank transfer of immediately available funds payable to or to the order of the Trust, the sum of $14.10 for each of the Offered Units purchased by the Underwriters, net of the Underwriting Fee, against delivery by the Trust of:

(a)      the opinions, certificates and documents referred to in section 12; and

(b) definitive certificates representing, in the aggregate, all of the Firm Units and, if applicable, the Underwriters' Option Units, registered in the name of CDS & Co or in such name or names as the CIBC World Markets Inc. shall notify the Trust in writing not less than 24 hours prior to the Closing Time.

14.      RESTRICTIONS ON OFFERINGS

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Units, or otherwise issue, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction is settled by delivery of Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the prior consent of CIBC World Markets Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld; provided that the foregoing will not restrict the Trust from issuing rights pursuant to the Trust's trust unit rights incentive plan described in the Prospectuses, issuing Units pursuant to rights to purchase Units outstanding under such plan on the date hereof, issuing Units pursuant to the Trust's distribution reinvestment and optional purchase plan, issuing Units pursuant to the Exchangeable Shares or issuing Units pursuant to the Trust's employee bonus plan, in each case subject to the limitations, if any, in section 7(b)(xx).

15.      NOTICES

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust or Vermilion, be addressed to Vermilion,
Attention: Lorenzo Donadeo, President and Chief Executive Officer, at the above address, Fax No. (403) 269-4880 with a copy to:

         Macleod Dixon LLP
         Canterra Tower
         3700, 400 - 3rd Avenue SW
         Calgary, Alberta   T2P 4H2

         Attention:     Kent D. Kufeldt
         Fax No.:       (403) 264-5973

and, in the case of notice to be given to the Underwriters, be addressed to:

         CIBC World Markets Inc.
         900, 855 - 2nd Street SW
         Calgary, Alberta   T2P 4J7

         Attention:     Brian D. Heald
         Fax No.:       (403) 260 0524

         BMO Nesbitt Burns Inc.
         1400, 421 - 7th Avenue SW
         Calgary, Alberta  T2P 4K9

         Attention:     Shane C. Fildes
         Fax No.:       (403) 515-1535

         RBC Dominion Securities Inc.
         Suite 1100, Bankers Hall West
         888 - 3rd Street SW
         Calgary, Alberta   T2P 5C5

         Attention:     Robi Contrada
         Fax No.:       (403) 299-6900

         TD Securities Inc.
         800 Home Oil Tower
         324 - 8th Avenue SW
         Calgary, Alberta   T2P 2Z2

         Attention:     Gregory B. Saksida
         Fax No.:       (403) 292-2776

         National Bank Financial Inc.
         2000, 855 - 2nd Street SW
         Calgary, Alberta   T2P 4J8

         Attention:     David M. Vetters
         Fax No.:       (403) 265-0543

         Canaccord Capital Corporation
         4th Floor, 409 - 8th Avenue SW
         Calgary, Alberta   T2P 1E3

         Attention:     Karl B. Staddon
         Fax No.:       (403) 508-3810

         Scotia Capital Inc.
         2000, 700 - 2nd Street SW
         Calgary, Alberta   T2P 2W1

         Attention:     Eric McFadden
         Fax No.:       (403) 298-4099

         FirstEnergy Capital Corp.
         1600, 333 - 7th Avenue SW
         Calgary, Alberta   T2P 2Z1

         Attention:     Matthew D. Joss
         Fax No.:       (403) 262-0688
and a copy to:

         Burnet, Duckworth & Palmer LLP
         1400, 350 - 7th Avenue SW
         Calgary, Alberta   T2P 3N9

         Attention:     William S. Maslechko
         Fax No.:       (403) 260-0337

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16.      CONDITIONS

All terms, covenants and conditions of this agreement to be performed by the Trust and Vermilion shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Units, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17.      SURVIVAL OF REPRESENTATIONS AND WARRANTIES

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Units, the termination of this agreement and the distribution of the Offered Units pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18.      SEVERAL LIABILITY OF UNDERWRITERS

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Units set forth opposite their names set forth in this section 18;

(b) if one of the Underwriters does not purchase its applicable percentage of the total number of Offered Units and the aggregate amount of such Offered Units which such defaulting Underwriter or Underwriters agreed but failed to purchase is more than 7.5% of the aggregate amount of the Offered Units to be purchased on such date, each of the other Underwriters who shall be willing and able to purchase its own applicable percentage of the total number of Offered Units shall be relieved of its obligations hereunder on submission to the Trust of reasonable evidence of its ability and willingness to fulfil its obligations hereunder at the Closing Time, provided that, notwithstanding the provisions of paragraph (b) of this section 18, the Underwriters who shall be willing and able to purchase their applicable percentage of the total number of Offered Units shall have the right, but not the obligation, to purchase the total number of Offered Units; and

(c) if one or more of the Underwriters does not purchase its applicable percentage of the total number of Offered Units and the aggregate amount of such Offered Units which such defaulting Underwriter or Underwriters agreed but failed to purchase is equal to or less than 7.5% of the aggregate amount of the Offered Units to be purchased on such date, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentages set forth opposite their names set forth in this section 18 bear to the aggregate of the percentages set forth opposite the names of all such non-defaulting Underwriters, to purchase the Offered Units with such defaulting Underwriter or Underwriters agreed but failed to purchase at such time.

The applicable percentage of the total number of Offered Units which each of the Underwriters shall be separately obligated to purchase is as follows:

                CIBC World Markets Inc.                        25%
                BMO Nesbitt Burns Inc.                         15%
                RBC Dominion Securities Inc.                   15%
                TD Securities Inc.                             15%
                National Bank Financial Inc.                   10%
                Canaccord Capital Corporation                 7.5%
                Scotia Capital Inc.                           7.5%
                FirstEnergy Capital Corp.                       5%
                                                            --------
                                                              100%
                                                            ========


Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Firm Units or shall relieve any Underwriter in default from liability to the Trust, Vermilion or any non defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust or Vermilion of their obligations under this agreement, there shall be no further liability on the part of the Trust or Vermilion to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under section 8, 9 or 10.

19.      AUTHORITY TO BIND UNDERWRITERS

The Trust and Vermilion shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by CIBC World Markets Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18. While not affecting the foregoing, CIBC World Markets Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20.      UNDERWRITERS COVENANTS

(a) Each of the Underwriters covenants and agrees with the Trust that it will:

         (i) conduct activities in connection with the proposed offer and sale of the Offered Units in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Units;

         (ii) not solicit subscriptions for the Offered Units, trade in Offered Units or otherwise do any act in furtherance of a trade of Offered Units outside of the Qualifying Provinces or, subject to subsection 20(c), in other jurisdictions outside of Canada;

         (iii) use all reasonable efforts to complete the distribution of the Offered Units as soon as possible; and

         (iv) as soon as reasonably practicable after the Closing Date provide the Trust with a breakdown of the number of Offered Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Units, provide to the Trust notice to that effect, if required by Applicable Securities Laws.

(b) For the purposes of this section 20, the Underwriters shall be entitled to assume that the Offered Units may be lawfully offered for sale and sold in the Qualifying Provinces if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Trust or Vermilion, of any circumstances that would legally prohibit such distribution.

(c) The Underwriters shall be entitled to offer the Offered Units to certain purchasers in the United States in accordance with the terms set out in SCHEDULE "A" attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule, shall be deemed to be incorporated by reference into this agreement.

(d) No Underwriter will be liable to the Trust under this section 20 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

21.      SEVERANCE

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22.      RELATIONSHIP BETWEEN THE TRUST, VERMILION AND THE UNDERWRITERS

The Trust and Vermilion: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust or Vermilion nor otherwise fiduciaries of the Trust or Vermilion; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

23.      STABILIZATION

In connection with the distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

24.      GOVERNING LAW

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust and Vermilion and the Underwriters hereby attorn to the non exclusive jurisdiction of the courts of the Province of Alberta.

25.      TIME OF THE ESSENCE

Time shall be of the essence of this agreement.

26.      COUNTERPART EXECUTION

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

27.      CONTRACTUAL OBLIGATIONS OF TRUST

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

28.      FURTHER ASSURANCES

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

29.      USE OF PROCEEDS

Each of Vermilion and the Trust hereby covenant and agree to use the net proceeds of the sale of the Units hereunder in accordance with the disclosure in the Prospectus.

30.      DISTRIBUTIONS

The Trust agrees that, provided the Closing Date occurs on or prior to December 31, 2003, it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.17 per Unit which is payable on December 15, 2003 to Unitholders of record on November 28, 2003. The Trust agrees that it is a material term of this agreement and the determination of the purchase price of the Offered Units that the distribution to be paid to Unitholders of record on December 31, 2003 be paid on the Firm Units and, if applicable, the Underwriters' Option Units. Accordingly, the Trust agrees that if for any reason the condition referred to in subsection 12(e) is not satisfied (other than as a result of the Closing Date not occurring on or before December 31, 2003 as a result of a default by the Underwriters hereunder), the Trust shall, at the Underwriters' election, reduce the purchase price for the Firm Units and, if applicable, the Underwriters' Option Units by the amount of the distribution referred to above (and the amount of any other distribution declared after the date hereof and before the Closing Time) and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding ten Business Days, in order that the required changes in the Prospectuses and in any other documents or arrangements may be effected.

31.      ENTIRE AGREEMENT

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust or Vermilion.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to CIBC World Markets Inc.

                                     CIBC WORLD MARKETS INC.


                                     (signed) "T. Timothy Kitchen"

                                        BMO NESBITT BURNS INC.


                                        (signed) "Shane C. Fildes"



                                        RBC DOMINION SECURITIES INC.


                                        (signed) "Robi Contrada"



                                        TD SECURITIES INC.


                                        (signed) "Gregory B. Saksida"



                                        NATIONAL BANK FINANCIAL INC.


                                        (signed) "David M. Vetters"



                                        CANACCORD CAPITAL CORPORATION


                                        (signed) "Karl B. Staddon"



                                        SCOTIA CAPITAL INC.


                                        (signed) "Craig M. Langpap"



                                        FIRSTENERGY CAPITAL CORP.


                                        (signed) "Matthew D. Joss"

ACCEPTED AND AGREED to as of
the 19th day of November, 2003.

VERMILION ENERGY TRUST,                         VERMILION RESOURCES LTD.
by Vermilion Resources Ltd.


(signed) "Lorenzo Donadeo"                      (signed) "Lorenzo Donadeo"


(signed) "Curtis W. Hicks"                      (signed) "Curtis W. Hicks"

                  SCHEDULE "A" to the underwriting agreement among CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., Canaccord Capital Corporation, Scotia Capital Inc., FirstEnergy Capital Corp., Vermilion Energy Trust and Vermilion Resources Ltd. made as of November 19, 2003

                            U.S. SELLING RESTRICTIONS

         Capitalized terms used but not defined in this Schedule "A" shall have the meaning ascribed thereto in the underwriting agreement (the "UNDERWRITING AGREEMENT") to which this Schedule "A" is attached.

1. For the purpose of this Schedule "A", the following terms shall have the meanings indicated:

         (a) "DIRECTED SELLING EFFORTS" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a "general circulation in the United States" that refers to the offering of the Securities;

         (b) "FOREIGN ISSUER" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

         (c) "GENERAL SOLICITATION" and "GENERAL ADVERTISING" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

         (d) "QUALIFIED INSTITUTIONAL BUYER" means a "qualified institutional buyer" as defined in Rule 144A;

         (e) "REGULATION D" means Regulation D adopted by the SEC under the U.S. Securities Act;

         (f) "REGULATION S" means Regulation S adopted by the SEC under the U.S. Securities Act;

         (g) "RULE 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

         (h)      "SEC" means the United States Securities and Exchange
                  Commission;

         (i)      "SECURITIES" means the Offered Units;

         (j) "SELLING DEALER GROUP" means dealers or brokers other than the Underwriters and their U.S. affiliates who participate in the offer and sale of Securities pursuant to the Underwriting Agreement;

         (k) "SUBSTANTIAL U.S. MARKET INTEREST" means "substantial U.S. market interest" as that term is defined in Regulation S;

         (l) "UNITED STATES" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

         (m) "U.S. EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended;

         (n) "U.S. PERSON" means a "U.S. PERSON" as that term is defined in Regulation S; and

         (o) "U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended.

2. Each Underwriter, its U.S. affiliates and each member of the Selling Dealer Group acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act, and have not been and will not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. Each Underwriter agrees that it, its U.S. affiliates and each member of the Selling Dealer Group will offer and sell the Securities only in accordance with Rule 903 of Regulation S or in accordance with the restrictions set forth in paragraphs 3 and 4 of this Schedule "A". Accordingly, no Underwriter, its U.S. affiliates or any Selling Dealer Group member, or any persons acting on their behalf have engaged or will engage in any Directed Selling Efforts.

         Each Underwriter acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except (i) with its affiliates, (ii) with members of the Selling Dealer Group in accordance with this paragraph 2 or (iii) otherwise with the prior written consent of the Trust.

3. Each Underwriter represents, warrants and covenants to the Trust that, in connection with all sales of the Securities in the United States or to, or for the account of, a U.S. Person:

         (a) its U.S. affiliates are duly registered brokers or dealers with the SEC and are members of, and in good standing with, the National Association of Securities Dealers, Inc. on the date such representation is given;

         (b) all offers and sales of the Securities in the United States will be effected by CIBC World Markets Corp. (the "U.S. PLACEMENT AGENT") in accordance with all applicable U.S. broker-dealer requirements;

         (c)      the U.S. Placement Agent is a Qualified Institutional Buyer;

         (d) it has not used and will not use any written material other than the Prospectuses together with the Preliminary U.S. Private Placement Memorandum and the U.S. Private Placement Memorandum (all such documents, the "OFFERING DOCUMENTS"), and each offeree of the Securities in the United States has been sent a copy of the Offering Documents;

         (e) neither it nor its representatives nor the U.S. Placement Agent has used, and none of such persons will use, any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or to U.S. persons;

         (f) it will solicit, and will cause the U.S. Placement Agent to solicit, offers for the Securities in the United States only from, and will offer the Securities only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it will solicit offers for the Securities only from, and will offer the Securities only to, persons that in purchasing such Securities will be deemed to have represented and agreed as provided in paragraphs (4)(a) through (d) below (to the extent such representations are applicable to the purchaser concerned);

         (g) it will inform, and cause the U.S. Placement Agent to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A;

         (h) at least one business day prior to closing, it shall cause the U.S. Placement Agent to provide Computershare Trust Company of Canada with a list of all purchasers of the Securities in the United States; and

         (i) at closing it, together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule A.

4. It is understood and agreed by the Underwriters that the Securities may be offered and resold by the Underwriters and members of the Selling Dealer Group in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the Offering Documents and by purchasing Securities, each purchaser shall be deemed to have represented and warranted for the benefit of the Trust and the Underwriters that:

         (a) it is a Qualified Institutional Buyer and acknowledges that the sale of Securities to it is being made in reliance on Rule 144A, and it is acquiring such Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

         (b) it understands and acknowledges that the Securities will not be and have not been registered under the Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of the Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Securities, the same may be resold, pledged or otherwise transferred only (A) to the Trust, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations,

                  (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Trust an opinion of counsel of recognized standing reasonably satisfactory to the Trust to that effect;

         (c) it understands that all Securities sold in the United States as part of this offering will bear a legend to the following effect:

                           "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF VERMILION ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO VERMILION ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT,
                           (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO VERMILION ENERGY TRUST.

                           A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND VERMILION ENERGY TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

                  If the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Trust may prescribe from time to time):

                           "The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of Vermilion Energy Trust, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S."

                  If the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Trust, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws; and

(d) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Trust and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities.

5. At the closing, CIBC World Markets Inc., together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule "A", relating to the manner of the offer and sale of the Securities in the United States.

6. The Trust represents, warrants and agrees that (i) none of the Trust, its subsidiaries or any person acting on its or their behalf including, without limitation Vermilion, have engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Securities; (ii) none of the Trust, its subsidiaries or any person acting on its or their behalf including, without limitation Vermilion, have offered or will offer to sell any of the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D); (iii) it is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Securities; (iv) it is not required to register as an "investment company" pursuant to the provisions of the U.S. Investment Company Act of 1940; (v) at the date hereof, the Securities are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter-dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10% for securities so listed or quoted; and (vi) for so long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it shall either: (A) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the U.S. Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or (C) provide to any holder of Securities and any prospective purchaser of Securities designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4) of Rule 144A

                                    EXHIBIT 1
                            UNDERWRITERS' CERTIFICATE

         In connection with the private placement of trust units (the "Securities") of Vermilion Energy Trust (the "Trust") with one or more U.S. institutional investors (the "U.S. Purchasers"), the undersigned CIBC World Market Inc., on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement, dated as of November 19, 2003, among the Trust, Vermilion Resources Ltd. and the Underwriters (the "Underwriting Agreement"), and its U.S. affiliate who has signed below in its capacity as placement agent in the United States for the Underwriters (the "U.S. Placement Agent"), do hereby certify that:

         (a) the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

         (b) all offers and sales of the Securities in the United States have been effected by the U.S. Placement Agent in accordance with all applicable U.S. broker-dealer requirements;

         (c) in connection with offers and sales of the Securities in the United States, we have not used and will not use any written material other than the Prospectuses together with a United States covering memorandum relating to the offering in the United States (all such documents, the "Offering Documents"), and each offeree of the Securities in the United States has been sent a copy of each of the Offering Documents;

         (d) immediately prior to transmitting the Offering Documents to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer as defined in Rule 144A under the UNITED STATES SECURITIES ACT OF 1933, as amended (the "U.S. Securities Act") and, on the date hereof, we continue to believe that each U.S. Purchaser is a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act;

         (e) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act); and

         (f) the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement.

         Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated:  _____________________, 2003


CIBC WORLD MARKETS INC.                         CIBC WORLD MARKETS CORP.


By: /s/                                         By: /s/
    -------------------------------                -----------------------------
    Name:                                          Name:
    Title:                                         Title: